
Aur
RESOURCES INC.

1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427


03029465

August 6, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2003
WASH, D.C. 188 SECTION

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Dear Sirs,

Please find enclosed a copy of the 2003 Second Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

SUPPL

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Encl.

\kn

dlo 8/25

82- 4624

Aur
RESOURCES INC.

REPORT TO SHAREHOLDERS – SECOND QUARTER 2003

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF $15.4 MILLION AND NET EARNINGS OF $1.0 MILLION IN THE SECOND QUARTER OF 2003

(All dollar amounts are expressed in United States currency)

Highlights for the Quarter

Aur Resources Inc. had revenues of $50.3 million, net earnings of $1.0 million and cash flow from operating activities of $15.4 million in the second quarter of 2003. Cash and working capital were $47.2 million and $87.5 million, respectively, at June 30, 2003.

Copper production from the Louvicourt, Andacollo and Quebrada Blanca mines was essentially on budget at 59.3 million pounds in the second quarter of 2003. The cash operating costs per pound of copper sold was $0.49, approximately $0.01 below the budget.

On June 30, 2003, Aur repaid the $35 million Teck Cominco Limited convertible debenture, due by December 31, 2003.

Financial Highlights

Revenues were $50.3 million in the second quarter of 2003 compared to $48.4 million for the same period in 2002. Aur's net earnings were $1.0 million, equal to $0.01[1] per share for the quarter, compared to net earnings of $2.6 million or $0.02 per share for the same quarter last year. Cash flow from operating activities was $15.4 million, equal to $0.17 per share, compared to $16.5 million or $0.18 per share in the second quarter of 2002. After the repayment of the $35 million Teck Cominco Limited convertible debenture, Aur's cash position at June 30, 2003 was $47.2 million, a decrease of $25.4 million from March 31, 2003, and working capital decreased $26.9 million to $87.5 million.

Revenues for the six month period ending June 30, 2003 were $103.5 million compared to $95.0 million for the same period in 2002. After a $4.3 million one-time, non-cash charge to earnings for the unamortized capitalized financing costs associated with Aur's bank loan that was fully repaid in March 2003, Aur's net earnings were $0.7 million for the period, compared to $5.3 million in 2002. Cash flow from operating activities was $27.2 million, equal to $0.29 per share for the six months ended June 30, 2003, compared to $26.1 million or $0.29 per share in 2002. Aur's cash position at June 30, 2003 decreased $10.6 million from December 31, 2002, while working capital increased by $23.5 million.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com



Aur's forward sale of 20.8 million pounds of copper at $0.83 per pound generated $1.8 million of revenue for the Company in the second quarter and assisted Aur in realizing an average of $0.79 per pound of copper sold, compared to the LME average price for the quarter of $0.74 per pound. In 2002, revenues from the forward sale of 26.5 million pounds of copper at $0.83 per pound totalled $2.6 million and assisted Aur in realizing an average of $0.79 per pound of copper sold. For the year-to-date, revenues from the forward sales of 41.6 million pounds of copper at $0.83 per pound totalled $3.4 million and allowed Aur to realize an average of $0.79 per pound of copper sold compared to the year-to-date LME average of $0.75 per pound. Aur realized an average of $0.78 per pound in 2002.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the second quarter of 2003 was 59.3 million pounds of copper, 3.1 million pounds of zinc, 49,000 ounces of silver and 1,600 ounces of gold, compared to 60.6 million pounds of copper, 3.3 million pounds of zinc, 50,000 ounces of silver and 1,900 ounces of gold in the second quarter of 2002. Minesite revenues were $48.5 million and mine cash operating costs were $32.0 million in the second quarter of 2003, compared to $45.8 million and $29.5 million, respectively, for the same period in 2002. Operating revenues were higher than in 2002 due to higher metal sales. Operating revenues were $1.6 million below budget for the quarter as a result of copper prices averaging $0.06 per pound below Aur's budgeted price of $0.80 per pound. Aur's cash operating cost per pound of copper sold, net of by-product credits of $0.03 per pound, was $0.49 for the quarter, $0.01 per pound higher than in the second quarter of 2002 but $0.01 per pound better than budgeted. Mine cash operating costs were $2.6 million higher than for the same period in 2002 due to higher sales volumes in the second quarter of 2003. Cash flow from mining operations, before investments in capital assets at the minesites, was $13.8 million in the second quarter of 2003, compared to $14.9 million for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the six months ended June 30, 2003 was 124.2 million pounds of copper, 6.0 million pounds of zinc, 110,000 ounces of silver and 3,400 ounces of gold, compared to 120.1 million pounds of copper, 6.3 million pounds of zinc, 107,000 ounces of silver and 4,300 ounces of gold in the six months ended June 30, 2002. Minesite revenues were $100.2 million and mine cash operating costs were $64.3 million for the year-to-date compared to $89.1 million and $59.6 million, respectively, in 2002. Operating revenues, excluding those from Aur's copper forward sales, were $1.5 million below budget primarily as a result of lower realized copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.02 better than budget at $0.48 for the six months ended June 30, 2003 and was the same as year-to-date in 2002. Cash flow from mining operations for the six months ended June 30, 2003, before capital expenditures at the mines of $1.6 million, was $28.4 million, compared to $24.9 million and $8.7 million, respectively, last year.



Louvicourt Mine

The Louvicourt Mine produced 16.5 million pounds of copper and 10.4 million pounds of zinc from 329,027 tonnes of ore milled during the second quarter of 2003. Mill throughput was 48,251 tonnes lower, copper production was 6.9 million pounds lower and zinc production was 0.6 million pounds lower than in the second quarter of last year. Copper and zinc production were 2.8 million and 0.5 million pounds lower, respectively, than budgeted for the second quarter, principally due to lower head grades resulting from mine stope sequencing. Copper production in the second quarter of 2003 was 16.5 million pounds lower than in the first quarter due to mine stope sequencing which had resulted in significantly higher than budgeted copper production in the first quarter and lower production in the second quarter.

Aur's share of Louvicourt's revenues was $5.5 million in the second quarter of 2003, compared to $7.5 million in 2002. The lower revenue was principally due to lower copper production and sales. Cash operating costs for the quarter, net of by-product credits, were $0.02 lower than budgeted at $0.48 per pound of copper sold due to lower smelting and refining costs and lower production costs. Mine site operating costs were $1.37 per tonne under budget at $28.23 per tonne milled, and were $2.18 per tonne higher than in 2002. Aur's cash flow from operating activities was $3.5 million in the second quarter of 2003, compared to $1.7 million in 2002. There were no capital expenditures in either the second quarter of this year or last year.

Louvicourt produced 49.4 million pounds of copper and 20.0 million pounds of zinc from 684,146 tonnes of ore milled during the six months ended June 30, 2003 compared to 49.8 million pounds of copper and 21.1 million pounds of zinc from 742,231 tonnes of ore milled during the six months ended June 30, 2002. Mill throughput was 58,085 tonnes lower while copper and zinc production were approximately the same as last year. Copper and zinc production for the year-to-date were 3.3 million pounds and 0.4 million pounds higher than budgeted, respectively, due to higher head grades.

Aur's share of Louvicourt's revenues was $15.1 million for the six months ended June 30, 2003, compared to $15.3 million in 2002. Cash operating costs, net of by-product credits, for the year-to-date were $0.04 lower than budget and lower than in 2002 at $0.44 per pound of copper sold. Aur's cash flow from operating activities was $5.8 million for the year-to-date 2003, compared to $3.6 million in 2002. There were no capital expenditures for the year-to-date in either 2003 or 2002.

Production in 2003 is expected to be approximately 1.0 million pounds higher than budget at 84 million pounds of copper and 1.0 million pounds higher than budget for zinc at 37 million pounds. Cash operating costs are expected to be $0.02 per pound lower than originally budgeted at $0.47 per pound of copper sold, net of by-product credits, for the full year 2003. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 12.2 million pounds of LME Grade A cathode copper during the second quarter of 2003, 0.8 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.8:1. The Andacollo Mine produced 12.0 million pounds of cathode copper during the second quarter of 2002. A



total of 4.2 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.8:1 in the second quarter of 2002.

Andacollo's revenues of $10.0 million, generated from the sale of 13.0 million pounds of copper in the second quarter of 2003, were $0.4 million higher than the revenues of $9.6 million in 2002 as a result of higher copper prices and sales. Cash operating costs were $7.0 million, $1.0 million higher than budget as a result of higher than planned copper production and sales, and were $0.4 million higher than the $6.6 million in 2002. The cash operating costs in the second quarter of 2003 were $0.54 per pound of copper sold, $0.01 per pound higher than budgeted, compared to $0.53 for the same period in 2002. Cash flow from operating activities was $3.7 million in the second quarter of 2003, compared to $3.5 million in 2002. Capital expenditures were $0.5 million in the second quarter compared to $0.2 million in 2002.

Andacollo produced 25.0 million pounds of high quality cathode copper during the six months ended June 30, 2003. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.4:1. Andacollo produced 24.8 million pounds of copper for the same period in 2002. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.4:1 in 2002.

Andacollo's revenues were $19.8 million for the six months ended June 30, 2003 compared to $17.6 million in 2002 as a result of higher copper prices and sales this year. Cash operating costs were essentially as budgeted at $13.6 million or $0.53 per pound of copper sold, compared to $0.51 per pound last year. Cash flow from operating activities was $7.4 million, compared to $6.3 million for the same six month period in 2002. Capital expenditures were $0.9 million for the year-to-date, primarily for major overhauls of mining trucks and lead anode replacement, compared to $0.8 million in 2002. A $2.5 million leach pad expansion will be carried out at Andacollo in 2003-2004 in order to extend copper production until at least 2009. Capital expenditures in 2003 are, therefore, expected to be $1.3 million higher than the original budget of $1.2 million.

The Andacollo Mine continues to be a high quality cathode copper producer and is expected to exceed its budgeted copper production of 46 million pounds by approximately 2.0 million pounds in 2003.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 42.2 million pounds of LME Grade A cathode copper in the second quarter of 2003, 0.3 million higher than budgeted, compared to 41.5 million pounds in 2002. A total of 8.7 million tonnes of rock, of which 2.8 million tonnes was ore, was mined at a strip ratio of 2.0:1 in the second quarter of 2003, compared to 8.3 million tonnes of rock, of which 2.5 million tonnes was ore, and a strip ratio of 2.3:1 for the second quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 43.1 million pounds of copper, were $33.0 million in the second quarter of 2003, approximately $1.2 million below budget, due principally to copper prices being $0.06 per pound below budget. Operating revenues of $28.7 million, generated from the sale of 38.7 million pounds of copper, were $4.4 million lower in the second quarter of 2002 compared to 2003, due to lower production and sales of cathode copper and lower copper prices in 2002. Cash operating costs were on budget at $20.9 million, or



$0.48 per pound of copper sold. Cash flow from operating activities was $8.1 million in the second quarter of 2003 compared to $11.2 million in 2002.

Quebrada Blanca produced 84.4 million pounds of LME Grade A copper in the six months ended June 30, 2003, 0.5 million pounds more than budgeted. A total of 16.4 million tonnes of rock, of which 6.1 million tonnes was ore, was mined at a strip ratio of 1.7:1 in 2003. A total of 16.0 million tonnes of rock, of which 5.2 million tonnes was ore, was mined at a strip ratio of 2.1:1 in 2002.

Quebrada Blanca's revenues were $65.2 million for the six months ended June 30, 2003, approximately $3.3 million below budget due to lower copper prices. Revenues of $56.1 million for the six months ended June 30, 2002, were $9.1 million lower than in 2003 due to higher copper production and sales and higher copper prices in 2003. Cash operating costs were $40.3 million, or $0.47 per pound of copper sold, $0.02 per pound below budget for the year-to-date, compared to $35.4 million, or $0.47 per pound of copper sold, in 2002. Cash flow from operating activities for the six months ended June 30, 2003 was $16.9 million, compared to $16.4 million in 2002.

Capital expenditures were below budget at $0.6 million for the second quarter of 2003, compared to of $5.5 million in 2002. Capital expenditures for the six months ended June 30, 2003 totalled $0.7 million, compared to $7.9 million in 2002. Capital expenditures in 2002 were incurred principally on the dump leach and power grid projects at the Quebrada Blanca Mine, which were completed in 2002.

In 2003, Quebrada Blanca is expected to produce approximately 172 million pounds of copper, 2 million pounds more than originally budgeted, at an on budget cost of $0.48 per pound of copper sold. Capital expenditures are expected to total $3.0 million, as budgeted, in 2003.

Other Financial Information

Exploration expenses were essentially as budgeted at $0.3 million and $1.7 million in the second quarter and year-to-date 2003, respectively, compared to $0.7 million and $1.9 million, respectively, in 2002. In order to accelerate exploration work, Aur optioned 14 of its inactive gold properties in the Val d'Or gold camp in the second quarter of 2003. The evaluation of new acquisition opportunities in North, Central and South America continues. In 2003, exploration expenses are expected to be as budgeted at $3.7 million.

Administration expenses were as budgeted at $1.3 million and $2.5 million in the second quarter and year-to-date 2003, respectively, compared to $1.5 million and $2.6 million, respectively, in 2002. In 2003, administration expenses are expected to be as budgeted at $5.1 million.

Depreciation and amortization expenses were lower than budgeted at $10.4 million and $20.6 million in the second quarter and year-to-date 2003, respectively, compared to $10.4 million and $20.3 million, respectively, in 2002. In 2003, depreciation and amortization expenses are expected to be $2.0 million less than the original $43.5 million budget.

Non-cash mine closure and site-restoration expenses were $1.2 million and $2.0 million in the second quarter and year-to-date 2003, respectively, compared to $0.6 million and $1.0 million,



respectively, in 2002. In 2003, non-cash mine closure and site restoration costs are expected to be $1.0 million higher than the original $3.0 million budget.

Interest expense on Aur's long-term debt were as budgeted at $2.1 million and $3.4 million in the second quarter and year-to-date 2003, respectively, compared to $1.6 million and $3.0 million, respectively, in 2002. The principal reason for the higher interest expense was the 6.75% fixed interest rate on the senior notes issued in March 2003, compared to the lower Libor denominated floating interest rates on Aur's bank loan in 2002, which was repaid from the proceeds of the senior notes. In 2003, interest expense is expected to total $7.3 million.

Provision for taxes totalled $0.9 million and $2.0 million in the second quarter and year-to-date 2003, respectively, compared to $0.5 million and $0.8 million, respectively, in 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.3 million and $0.5 million for the quarter and year-to-date 2003, respectively, while non-cash future taxes totalled $0.7 million and $1.5 million, respectively. Cash taxes in the second quarter and year-to-date 2002 totalled $0.3 million. The provision for taxes is expected to be as budgeted at $1.0 million for cash taxes and $0.9 million higher than budgeted at $3.4 million for future taxes in 2003.

Non-cash minority interest expense related to Aur's partners at the Andacollo and Quebrada Blanca mines totalled $0.5 million and $1.0 million, respectively, in the second quarter and year-to-date 2003, compared to $0.5 million and $0.8 million, respectively, in 2002. Non-cash minority interest expense is expected to be as budgeted at $3.5 million in 2003.

Investments in capital assets totalled $1.7 million in the second quarter, of which $0.4 million was paid to Noranda Inc. pursuant to the acquisition of the Duck Pond property, and were $2.4 million year-to-date 2003, compared to $5.8 million and $12.6 million, respectively, in 2002. The reduction in capital expenditures in 2003 compared to 2002 is due to the completion in 2002 of the major capital expenditure program at the Quebrada Blanca Mine and the acquisition of the Duck Pond property in March 2002. Aur expects that, due to the expansion of the Andacollo heap leach pad, capital expenditures in 2003 will be $1.3 million higher than the original $5.2 million budget. The capital budget does not include capital expenditures that will be incurred should the development of the Duck Pond mine commence in 2003 following the ongoing optimization of the feasibility study.

The annual $2.3 million payment to a Chilean government entity in partial satisfaction of the purchase of Quebrada Blanca was made on June 30th of both 2003 and 2002. The final payment of $2.3 million is due on June 30, 2004.

On June 30, 2003, Aur repaid the $35 million convertible debenture owed to Teck Cominco Limited with cash. The repayment eliminated the liability and equity portions of the convertible debenture, resulting in a $33.5 million reduction in shareholders' equity, and will, in the second half of 2003, reduce interest expense by $0.1 million, eliminate the accretion of the equity portion in shareholders' equity of $1.4 million and eliminate the cash interest payment to Teck Cominco Limited of $1.5 million that would otherwise have been incurred pursuant to the debenture. On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes, repayable in four equal annual installments commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan at that time. The $1.7 million of financing



costs associated with the senior notes were deferred and included in other assets and will be amortized over the life of the senior notes.

For the balance of 2003, Aur has sold forward and holds matching call options for 8.4 million pounds of copper at a price of $0.83 per pound. Aur has also sold forward and holds matching call options for 50 million pounds of copper at a price of $0.83 per pound for 2004. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 8.4 million pounds of remaining copper production in 2003 and 50.0 million pounds of copper production in 2004.

Aur uses the intrinsic method of accounting for stock-based compensation. During the second quarter of 2003, 77,000 shares were issued for stock options exercised for a total proceeds of $0.1 million. For the year-to-date, 447,000 shares were issued for stock options exercised for a total proceeds of $1.0 million. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the three months and year-to-date ended June 30, 2003 would have totalled $0.1 million and $0.2 million, respectively, and, based upon options granted during the period January 1, 2002 to date, the fair value of stock-based compensation expense for the entire 2003 year would total $0.3 million.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2002 Annual Report and/or in Aur's Annual Information Form dated March 11, 2003 and filed with Canadian securities regulatory authorities. Such forward-looking statements include statements regarding financial results and expectations for 2003 and include estimates and/or assumptions in respect of copper production, copper prices and operating costs. There can be no assurance that such statements or assumptions will prove to be accurate as actual results and future events can differ materially.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com



PRODUCTION STATISTICS
Three months ended June 30

2003	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	329,027	807,983	1,680,896	n/a
Grade				
Copper (%)	2.39	0.76	1.30	n/a
Soluble copper (%)	n/a	0.68	1.13	n/a
Zinc (%)	1.69	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.79	-	-	n/a
Copper (pounds)				
Produced	4,946,000	12,193,000	42,160,000	59,299,000
Sold	4,946,000	12,952,000	43,074,000	60,972,000
Less: minority interests	-	(3,886,000)	(4,307,000)	(8,193,000)
Net to Aur	4,946,000	9,066,000	38,767,000	52,779,000
Inventory	-	149,000	1,664,000	1,813,000
Other metals produced and sold				
Zinc (pounds)	3,117,000	-	-	3,117,000
Gold (ounces)	1,600	-	-	1,600
Silver (ounces)	49,000	-	-	49,000
Cost per pound of copper sold	$0.48	$054	$0.48	$0.49

2002	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	377,278	903,211	1,744,500	n/a
Grade				
Copper (%)	2.91	0.76	1.46	n/a
Soluble copper (%)	n/a	0.65	1.36	n/a
Zinc (%)	1.58	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.70	-	-	n/a
Copper (pounds)				
Produced	7,017,000	12,048,000	41,485,000	60,550,000
Sold	7,017,000	12,774,000	38,708,000	58,499,000
Less: minority interests	-	(3,832,000)	(3,871,000)	(7,703,000)
Net to Aur	7,017,000	8,942,000	34,837,000	50,796,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	3,284,000	-	-	3,284,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	50,000	-	-	50,000
Cost per pound of copper sold	$0.47	$0.53	$0.46	$0.48

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At *Quebrada Blanca, the ore is material stacked in the period and excludes 1,164,123 tonnes (2002–* 790,128 tonnes) of dump leach ore, the processing of which was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $1.9 million (2002–$2.1 million) where applicable.


Aur
RESOURCES INC.

PRODUCTION STATISTICS
Six months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	684,146	1,769,263	3,610,007	n/a
Grade				
Copper (%)	3.38	0.75	1.36	n/a
Soluble copper (%)	n/a	0.67	1.21	n/a
Zinc (%)	1.58	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.82	-	-	n/a
Copper (pounds)				
Produced	14,830,000	24,982,000	84,408,000	124,220,000
Sold	14,830,000	25,625,000	84,926,000	125,381,000
Less: minority interests	-	(7,688,000)	(8,492,000)	(16,180,000)
Net to Aur	14,830,000	17,937,000	76,434,000	109,201,000
Inventory	-	149,000	1,664,000	1,813,000
Other metals produced and sold				
Zinc (pounds)	6,015,000	-	-	6,015,000
Gold (ounces)	3,400	-	-	3,400
Silver (ounces)	110,000	-	-	110,000
Cost per pound of copper sold	0.44	$0.53	$0.47	$0.48

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	742,231	1,865,298	3,610,980	n/a
Grade				
Copper (%)	3.15	0.79	1.56	n/a
Soluble copper (%)	n/a	0.68	1.45	n/a
Zinc (%)	1.56	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.75	-	-	n/a
Copper (pounds)				
Produced	14,928,000	24,775,000	80,427,000	120,130,000
Sold	14,928,000	24,034,000	76,997,000	115,959,000
Less: minority interests	-	(7,210,000)	(7,700,000)	(14,910,000)
Net to Aur	14,928,000	16,824,000	69,297,000	101,049,000
Inventory	-	1,018,000	5,302,000	6,320,000
Other metals produced and sold				
Zinc (pounds)	6,342,000	-	-	6,342,000
Gold (ounces)	4,300	-	-	4,300
Silver (ounces)	107,000	-	-	107,000
Cost per pound of copper sold	$0.48	$0.51	$0.47	$0.48

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 2,493,369 tonnes (2002–1,609,963 tonnes) of dump leach ore, the processing of which was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $3.9 million (2002–$4.1 million) where applicable.



Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Operating revenues				
Mining	**48,464**	45,783	**100,156**	89,065
Hedging	**1,788**	2,631	**3,360**	5,915
	50,252	48,414	**103,516**	94,980
Expenses				
Mining	**32,042**	29,489	**64,322**	58,563
Exploration	**339**	732	**1,683**	1,895
Administration	**1,348**	1,452	**2,545**	2,615
Depreciation and amortization	**10,351**	10,370	**20,552**	20,326
Mine closure and site restoration	**1,193**	594	**1,994**	1,031
Interest on long-term debt	**2,133**	1,552	**3,437**	2,978
Bank financing costs written-off (note 3)	**-**	-	**4,279**	-
Other (note 8)	**509**	605	**1,018**	763
	47,915	44,794	**99,830**	88,171
Earnings before taxes and minority interests	**2,337**	3,620	**3,686**	6,809
Income and resource taxes	**(901)**	(531)	**(2,012)**	(822)
Earnings before minority interests	**1,436**	3,089	**1,674**	5,987
Minority interests	**(451)**	(467)	**(994)**	(726)
Net earnings for the period	**985**	2,622	**680**	5,261
Basic earnings per share (note 7(b))	**0.01**	0.02	**0.00**	0.05
Diluted earnings per share (note (7(b))	**0.01**	0.02	**0.00**	0.04

Consolidated Statements of Retained Earnings

(in thousands of United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Retained earnings – beginning of period	**30,459**	25,171	**31,266**	22,974
Net earnings for the period	**985**	2,622	**680**	5,261
Accretion of equity portion of convertible debt	**(141)**	(441)	**(643)**	(883)
Retained earnings – end of period	**31,303**	27,352	**31,303**	27,352

See accompanying notes to interim consolidated financial statements.



Consolidated Balance Sheets (in thousands of United States dollars)	As at June 30 2003	As at December 31 2002
	(Unaudited)	
	$	$
Assets		
Current		
Cash	**47,226**	57,869
Receivables	**10,629**	13,665
Inventories and prepaid expenses (note 2)	**57,474**	55,847
	115,329	127,381
Capital assets	**298,962**	317,233
Net future income and resource taxes	**3,459**	4,983
Other	**3,781**	2,648
	421,531	452,245
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**22,783**	27,191
Current portion of bank loan (note 3)	-	32,388
Current portion of obligation under capital lease	**5,027**	3,791
	27,810	63,370
Bank loan (note 3)	-	88,144
Senior notes (note 4)	**125,000**	-
Liability portion of convertible debt (note 5)	-	1,484
Obligation under capital lease	**11,442**	10,002
Obligation on properties purchased	**631**	2,532
Mine closure and site restoration	**12,603**	10,523
Minority interests	**32,761**	31,767
	182,437	144,452
	210,247	207,822
Shareholders' equity		
Share capital (note 7)	**175,290**	174,333
Equity portion of convertible debt (note 5)	-	33,516
Cumulative translation adjustment	**4,691**	5,307
Retained earnings (note 7(d))	**31,303**	31,267
	211,284	244,423
	421,531	452,245

See accompanying notes to interim consolidated financial statements.



Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Operating activities				
Net earnings for the period	**985**	2,622	**680**	5,261
Non-cash items -				
Depreciation and amortization	**10,351**	10,370	**20,552**	20,326
Future income and resource taxes	**661**	281	**1,523**	281
Mine closure and site restoration	**1,193**	594	**1,994**	1,031
Gain on sale of marketable securities	**-**	-	**-**	(114)
Gain (loss) on sale of capital assets	**(117)**	25	**(290)**	25
Interest on obligation on property purchased	**505**	649	**505**	649
Bank financing costs written-off	**-**	-	**4,279**	-
Foreign exchange	**(23)**	(341)	**-**	(322)
Minority interests	**451**	467	**994**	726
	14,006	14,667	**30,237**	27,863
Net change in non-cash working capital items (note 9)	**1,371**	1,833	**(2,999)**	(1,800)
	15,377	16,500	**27,238**	26,063
Financing activities				
Senior notes proceeds	**-**	-	**125,000**	-
Senior notes financing costs (note 4)	**2**	-	**(1,749)**	-
Convertible debt repayment (note 5)	**(35,000)**	-	**(35,000)**	-
Principal repayment of bank loan	**-**	(12,240)	**(120,532)**	(21,520)
Capital lease principal payments	**(1,474)**	(1,421)	**(1,731)**	(1,421)
Common shares issued	**134**	434	**957**	445
Accretion of equity portion of convertible debt	**(141)**	(441)	**(643)**	(883)
Foreign exchange and other	**(497)**	(34)	**(165)**	(85)
	(36,976)	(13,702)	**(33,863)**	(23,464)
Investing activities				
Capital asset acquisitions	**(1,125)**	(5,704)	**(1,638)**	(8,735)
Mineral property acquisition and development	**(616)**	(128)	**(734)**	(3,890)
Principal payment on property purchased	**(2,250)**	(2,250)	**(2,250)**	(2,250)
Proceeds on disposal of capital assets	**201**	-	**604**	-
Proceeds on sale of marketable securities	**-**	-	**-**	571
	(3,790)	(8,082)	**(4,018)**	(14,304)
Foreign exchange on cash held in foreign currency	**-**	108	**-**	89
Decrease in cash for the period	**(25,389)**	(5,176)	**(10,643)**	(11,616)
Cash – beginning of period	**72,615**	67,351	**57,869**	73,791
Cash – end of period	**47,226**	62,175	**47,226**	62,175

See accompanying notes to interim consolidated financial statements.



AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2003 and 2002
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2002. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2002.

2. Inventories and prepaid expenses

	June 30 2003	December 31 2002
	$	$
Cathode copper	**820**	1,479
In-process inventories	**46,799**	44,087
Mine supplies	**9,525**	9,357
Prepaid expenses	**330**	924
	57,474	55,847

3. Bank loan

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 4). Aur incurred upon repayment of the bank loan, a one-time non-cash $4,279 charge to earnings for the unamortized capitalized financing costs associated with the original $170,000 bank loan.

4. Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,749 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 3).

5. Convertible debt

The $35,000 convertible debt obligation owed to Teck Cominco Limited, due December 31, 2003, was fully repaid on June 30, 2003 from cash on hand.



6. Segmented information

(a) Segmented Statements of Operations for the three months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	5,457	10,040	32,967	-	48,464
Hedging	-	-	-	1,788	1,788
	5,457	10,040	32,967	1,788	50,252
Expenses					
Mining	4,223	6,967	20,852	-	32;042
Exploration	-	-	-	339	339
Administration	-	-	-	1,348	1,348
Depreciation and amortization	839	2,428	6,700	384	10,351
Mine closure and site restoration	44	176	973	-	1,193
Interest on long-term debt	-	-	-	2,133	2,133
Other	-	57	131	321	509
	5,106	9,628	28,656	4,525	47,915
Earnings (loss) before taxes	351	412	4,311	(2,737)	2,337
Income and resource taxes	(419)	(190)	(465)	173	(901)
Earnings (loss) before minority interests	(68)	222	3,846	(2,564)	1,436
Minority interests	-	(67)	(384)	-	(451)
Net earnings (loss)	(68)	155	3,462	(2,564)	985

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	7,450	9,584	28,749	-	45,783
Hedging	-	-	-	2,631	2,631
	7,450	9,584	28,749	2,631	48,414
Expenses					
Mining	5,324	6,605	17,560	-	29,489
Exploration	-	-	-	732	732
Administration	-	-	-	1,452	1,452
Depreciation and amortization	992	2,361	6,899	118	10,370
Mine closure and site restoration	46	189	359	-	594
Bank loan interest	-	-	-	1,552	1,552
Other	-	86	12	507	605
	6,362	9,241	24,830	4,361	44,794
Earnings (loss) before taxes	1,088	343	3,919	(1,730)	3,620
Income and resource taxes	(675)	(5)	(267)	416	(531)
Earnings (loss) before minority interests	413	338	3,652	(1,314)	3,089
Minority interests	-	(102)	(365)	-	(467)
Net earnings (loss)	413	236	3,287	(1,314)	2,622



(b) Segmented Statements of Operations for the six months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,109	19,813	65,234	-	100,156
Hedging	-	-	-	3,360	3,360
	15,109	19,813	65,234	3,360	103,516
Expenses					
Mining	10,395	13,638	40,289	-	64,322
Exploration	-	-	-	1,683	1,683
Administration	-	-	-	2,545	2,545
Depreciation and amortization	1,731	4,943	13,184	694	20,552
Mine closure and site restoration	88	349	1,557	-	1,994
Interest on long-term debt	-	-	-	3,437	3,437
Bank financing costs written-off	-	-	-	4,279	4,279
Other	2	157	145	714	1,018
	12,216	19,087	55,175	13,352	99,830
Earnings (loss) before taxes	2,893	726	10,059	(9,992)	3,686
Income and resource taxes	(1,499)	(380)	(1,158)	1,025	(2,012)
Earnings (loss) before minority interests	1,394	346	8,901	(8,967)	1,674
Minority interests	-	(104)	(890)	-	(994)
Net earnings (loss)	1,394	242	8,011	(8,967)	680

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,325	17,645	56,095	-	89,065
Hedging	-	-	-	5,915	5,915
	15,325	17,645	56,095	5,915	94,980
Expenses					
Mining	11,166	11,989	35,408	-	58,563
Exploration	-	-	-	1,895	1,895
Administration	-	-	-	2,615	2,615
Depreciation and amortization	2,005	4,760	13,317	244	20,326
Mine closure and site restoration	89	358	584	-	1,031
Bank loan interest	-	-	-	2,978	2,978
Other	-	269	(15)	509	763
	13,260	17,376	49,294	8,241	88,171
Earnings (loss) before taxes	2,065	269	6,801	(2,326)	6,809
Income and resource taxes	(1,392)	(10)	(317)	897	(822)
Earnings (loss) before minority interests	673	259	6,484	(1,429)	5,987
Minority interests	-	(78)	(648)	-	(726)
Net earnings (loss)	673	181	5,836	(1,429)	5,261


RESOURCES INC.

(c) Segmented Balance Sheets as at

June 30, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	511	2,461	8,632	35,622	47,226
Receivables	5,640	515	4,013	461	10,629
Inventories and prepaid expenses	592	6,208	50,445	229	57,474
	6,743	9,184	63,090	36,312	115,329
Capital assets	3,879	42,640	246,733	5,710	289,962
Net future income and resource taxes	-	3,954	(3,882)	3,387	3,459
Other	-	-	638	3,143	3,781
	10,622	55,778	306,579	48,552	421,531
Liabilities					
Current					
Accounts payable and accrued liabilities	1,571	2,089	10,423	8,700	22,783
Current portion of obligation under capital lease	-	2,502	2,525	-	5,027
	1,571	4,591	12,948	8,700	27,810
Senior notes	-	-	-	125,000	125,000
Obligation under capital lease	-	1,695	9,747	-	11,442
Obligation on properties purchased	-	-	-	631	631
Mine closure and site restoration	1,347	2,018	8,599	639	12,603
Minority interests	-	13,643	19,118	-	32,761
	2,918	21,947	50,412	134,970	210,247

December 31, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	406	998	12,579	43,886	57,869
Receivables	7,042	344	4,888	1,391	13,665
Inventories and prepaid expenses	591	8,096	47,010	150	55,847
	8,039	9,438	64,477	45,427	127,381
Capital assets	5,615	47,383	259,268	4,967	317,233
Net future income and resource taxes	-	4,334	(2,738)	3,387	4,983
Other	-	-	681	1,967	2,648
	13,654	61,155	321,688	55,748	452,245
Liabilities					
Current					
Accounts payable and accrued liabilities	1,521	2,376	15,460	7,834	27,191
Current portion of bank loan	-	-	-	32,388	32,388
Current portion of obligation under capital lease	-	2,402	1,389	-	3,791
	1,521	4,778	16,849	40,222	63,370
Bank loan	-	-	-	88,144	88,144
Liability portion of convertible debt	-	-	-	1,484	1,484
Obligation under capital lease	-	2,971	7,031	-	10,002
Obligation on properties purchased	-	-	-	2,532	2,532
Mine closure and site restoration	1,070	1,637	7,270	546	10,523
Minority interests	-	13,539	18,228	-	31,767
	2,591	22,925	49,378	132,928	207,822



(d) Segmented Statements of Cash Flow for the three months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	(68)	155	3,462	(2,564)	985
Non-cash items	1,011	2,890	8,483	637	13,021
	943	3,045	11,945	(1,927)	14,006
Net change in non-cash working capital items	2,541	625	(3,856)	2,061	1,371
	3,484	3,670	8,089	134	15,377
Financing activities					
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Senior notes financing costs	-	-	-	2	2
Capital lease principal payments	-	(1,177)	(297)	-	(1,474)
Common shares issued	-	-	-	134	134
Accretion of equity portion of convertible debt	-	-	-	(141)	(141)
Foreign exchange and other	-	-	-	(497)	(497)
	-	(1,177)	(297)	(35,502)	(36,976)
Investing activities					
Capital asset acquisitions	-	(494)	(628)	(3)	(1,125)
Mineral property acquisition and development	-	-	-	(616)	(616)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	200	1	201
	-	(494)	(428)	(2,868)	(3,790)
Intersegment funding (distributions)	(3,115)	(2,054)	(19,697)	24,866	-
Increase (decrease) in cash for the period	369	(55)	(12,333)	(13,370)	(25,389)
Cash – beginning of period	142	2,516	20,965	48,992	72,615
Cash – end of period	511	2,461	8,632	35,622	47,226

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	413	236	3,287	(1,314)	2,622
Non-cash items	1,532	2,603	7,669	241	12,045
	1,945	2,839	10,956	(1,073)	14,667
Net change in non-cash working capital items	(272)	681	194	1,230	1,833
	1,673	3,520	11,150	157	16,500
Financing activities					
Principal repayment of bank loan	-	-	-	(12,240)	(12,240)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	434	434
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and Other	-	-	-	(34)	(34)
	-	(1,177)	(244)	(12,281)	(13,702)
Investing activities					
Capital asset acquisitions	-	(165)	(5,539)	-	(5,704)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	(128)	(128)
	-	(165)	(5,539)	(2,378)	(8,082)
Foreign exchange on cash held in foreign currency	-	-	-	108	108
Intersegment funding (distributions)	(1,427)	(2,579)	(12,532)	16,538	-
Increase (decrease) in cash for the period	246	(401)	(7,165)	2,144	(5,176)
Cash – beginning of period	247	2,859	28,380	35,865	67,351
Cash – end of period	493	2,458	21,215	38,009	62,175



(e) Segmented Statements of Cash Flow for the six months ended June 30

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,394	242	8,011	(8,967)	680
Non-cash items	2,916	5,776	16,483	4,382	29,557
	4,310	6,018	24,494	(4,585)	30,237
Net change in non-cash working capital items	1,450	1,430	(7,595)	1,716	(2,999)
	5,760	7,448	16,899	(2,869)	27,238
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Senior notes financing costs	-	-	-	(1,749)	(1,749)
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Capital lease principal payments	-	(1,177)	(554)	-	(1,731)
Common shares issued	-	-	-	957	957
Accretion of equity portion of convertible debt	-	-	-	(643)	(643)
Foreign exchange and other	-	-	-	(165)	(165)
	-	(1,177)	(554)	(32,132)	(33,863)
Investing activities					
Capital asset acquisitions	-	(884)	(683)	(71)	(1,638)
Mineral property acquisition and development	-	-	-	(734)	(734)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	3	-	600	1	604
	3	(884)	(83)	(3,054)	(4,018)
Intersegment funding (distributions)	(5,658)	(3,924)	(20,209)	29,791	-
Increase (decrease) in cash for the period	105	1,463	(3,947)	(8,264)	(10,643)
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	511	2,461	8,632	35,622	47,226

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	673	181	5,836	(1,429)	5,261
Non-cash items	3,092	5,148	14,595	(233)	22,602
	3,765	5,329	20,431	(1,662)	27,863
Net change in non-cash working capital items	(184)	1,015	(4,043)	1,412	(1,800)
	3,581	6,344	16,388	(250)	26,063
Financing activities					
Principal repayment of bank loan	-	-	-	(21,520)	(21,520)
Capital lease principal payments	-	(1,177)	(244)	-	(1,421)
Common shares issued	-	-	-	445	445
Accretion of equity portion of convertible debt	-	-	-	(883)	(883)
Foreign exchange and Other	-	-	-	(85)	(85)
	-	(1,177)	(244)	(22,043)	(23,464)
Investing activities					
Capital asset acquisitions	-	(817)	(7,889)	(29)	(8,735)
Mineral property acquisition	-	-	-	(3,890)	(3,890)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	571	571
		(817)	(7,889)	(5,598)	(14,304)
Foreign exchange on cash held in foreign currency	-	-	-	89	89
Intersegment funding (distributions)	(3,419)	(2,417)	(13,375)	19,211	-
Increase (decrease) in cash for the period	162	1,933	(5,120)	(8,591)	(11,616)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	493	2,458	21,215	38,009	62,175



7. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2003		2002	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**92,452**	**174,333**	90,755	173,686
Share purchase options exercised	**447**	**957**	272	445
Conversion of Class B shares	**-**	**-**	1,300	1
Balance – end of period	**92,899**	**175,290**	92,327	174,132
Class B shares				
Balance – beginning of period	-	-	2,000	1
Conversion into common shares	-	-	(2,000)	(1)
Balance – end of period	-	-	-	-
		175,290		174,132

(b) Earnings per common share

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings	**985**	2,622	**680**	5,261
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(92)**	(286)	**(417)**	(572)
Income available to shareholders	**893**	2,336	**263**	4,689
Denominator (# 000's)				
Weighted average number of shares	**92,752**	91,263	**92,752**	91,263
Basic earnings per share	**0.01**	0.02	**0.00**	0.05
(ii) Diluted				
Numerator				
Income available to shareholders	**893**	2,336	**263**	4,689
Denominator (# 000's)				
Weighted average number of shares	**92,752**	91,263	**92,752**	91,263
Potential issuance of shares from convertible debt	-	11,774	-	11,774
Potential issuance of shares from purchase options	**937**	1,570	**937**	1,570
	93,689	104,607	**93,689**	104,607
Diluted earnings per share	**0.01**	0.02	**0.00**	0.04



(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At June 30, 2003, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for the Plan.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2003:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.65 to 1.96	725	29	1.96	555	1.96
2.07 to 2.25	1,120	20	2.24	1,082	2.24
2.26 to 2.95	552	16	2.46	507	2.45
3.00 to 4.73	1,013	53	3.63	352	3.66
6.50 to 8.10	28	6	7.90	28	7.90
	3,438			2,524	



The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended June 30, 2003:

	Three months ended		Six months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	CDN$	#	CDN$
Balance – beginning of period	3,353	2.60	3,319	2.57
Granted	325	3.46	761	3.55
Exercised	(78)	2.10	(448)	2.16
Expired	(100)	3.70	(132)	3.95
Forfeited	(62)	2.07	(62)	2.07
Balance – end of period	3,438	2.67	3,438	2.48

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share would be as follows:

	June 30, 2003			
	Three months ended		Six months ended	
	$	$/share	$	$/share
Net earnings, as reported	985	0.01	680	0.00
Stock-based compensation expense	(62)	0.00	(164)	0.00
Pro forma net earnings	923	0.01	516	0.00

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 42%, risk-free interest rate of 3.6% and expected life of 24 months.

8. Other expenses (revenues)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Interest on obligation under capital lease	**214**	128	**474**	315
Interest and other income	**(801)**	(450)	**(1,028)**	(925)
Interest and financing costs	**458**	662	**821**	1,039
Foreign exchange	**338**	91	**463**	126
Gain on disposal of capital assets	**(117)**	-	**(290)**	-
Gain on sale of marketable securities and investments	**-**	-	**-**	(114)
Miscellaneous	**417**	174	**578**	322
	509	605	**1,018**	763



9. Supplementary cash flow information

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
	$	$	**$**	$
Receivables	**1,375**	1,071	**3,037**	2,160
Inventories	**(1,039)**	(598)	**(1,628)**	(1,758)
Accounts payable and accrued liabilities	**1,035**	1,360	**(4,408)**	(2,202)
	1,371	1,833	**(2,999)**	(1,800)
Other information:				
Interest paid	**677**	1,520	**1,555**	3,042
Income, resource and capital taxes paid	**315**	264	**608**	592

10. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at June 30, 2003 was $536 (2002 – $902). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at June 30, 2003 was a gain of $nil (2002 – gain of $190). The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at June 30, 2003 was a gain of $2,238 (2002 – gain of $7,714).